MATERIAL CHANGE REPORT

FORM 51-102F3

Name and Address of Company

Quantum BioPharma Ltd. (the "Company")

Date of Material Change

August 15, 2024

News Release

A news release announcing the material change was issued on August 15, 2024, through the facilities of Newsfile Corp., a copy of which has been filed under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

Summary of Material Change

On August 15, 2024, the Company announced that further to its press release dated August 9, 2024, the Company effected a name change from FSD Pharma Inc. to Quantum BioPharma Ltd. (the "Name Change"), a consolidation of its issued and outstanding class A multiple voting shares (the "Class A Multiple Voting Shares") and class B subordinate voting shares (the "Class B Subordinate Voting Shares") on the basis of one (1) post-consolidation Class A Multiple Voting Share and Class B Subordinate Voting Share for every sixty-five pre-consolidation Class A Multiple Voting Shares and Class B Subordinate Voting Shares (the "Consolidation"). In addition, the Company completed a non-brokered private placement of Class A Multiple Voting Shares for aggregate gross proceeds of $72.00 (the "Offering").

5.1 - Full Description of Material Change

The Name Change

The Company completed the Name Change. The Class B Subordinate Voting Shares commenced trading under the new ticker symbol "QNTM" at the market open on August 15, 2024, on The Nasdaq Capital Market and the Canadian Securities Exchange, on a 65:1 post-Consolidation basis. The new CUSIP and ISIN for the Class B Subordinate Voting Shares are 74764Y205 and CA74764Y2050, respectively.

The Consolidation

After giving effect to the Consolidation, the Class B Subordinate Voting Shares were reduced from 84,531,149 to approximately 1,300,727 Class B Subordinate Voting Shares and the Class A Multiple Voting Shares were reduced from 72 to 2 Class A Multiple Voting Shares. No fractional Class A Multiple Voting Shares and Class B Subordinate Voting Shares were issued in connection with the Consolidation. Instead, all fractional Class A Multiple Voting Shares or Class B Subordinate Voting Shares were rounded up to the nearest whole number. The exercise price and/or conversion price and number of Class B Subordinate Voting Shares issuable under any of the Company's outstanding convertible securities were proportionately adjusted in connection with the Consolidation.

Marrelli Trust Company Limited, the Company's registrar and transfer agent, has mailed letters of transmittal to registered shareholders providing instructions for the exchange of their Class B Subordinate Voting Shares as soon as practicable following the effective date. Registered shareholders may also obtain a copy of the letter of transmittal by accessing the Company's SEDAR+ profile at www.sedarplus.ca. Until surrendered, each Class B Subordinate Voting Share certificate or direct registration system statement representing pre-Consolidation Class B Subordinate Voting Shares will represent the number of whole post-Consolidation Class B Subordinate Voting Shares to which the holder is entitled as a result of the Consolidation. No action is required by beneficial holders to receive post-consolidation Class B Subordinate Voting Shares in connection with the Consolidation. Beneficial holders who hold their Class B Subordinate Voting Shares through intermediaries (e.g., a broker, bank, trust company investment dealer or other financial institution) and who have questions regarding how the Consolidation will be processed should contact their intermediaries with respect to the Consolidation.

The Offering

Xorax Family Trust ("Xorax"), a trust of which Zeeshan Saeed, the Chief Executive Officer and Co- Chairman of Quantum BioPharma is a beneficiary, and Fortius Research and Trading Corp. ("Fortius", together with Xorax, the "Insiders"), a corporation of which Anthony Durkacz, a Co- Chairman of Quantum BioPharma, is a director, purchased all the Class A Multiple Voting Shares issued pursuant to the Offering. The participation by the Insiders is considered a "related-party transaction" within the meaning of Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company did not file a material change report more than 21 days before the expected closing of the Offering because the details of the participation therein by related parties to the Company were not settled until shortly prior to the closing, and the Company wished to close on an expedited basis for business reasons.

The below sections contain the applicable portions of the disclosure required by MI 61-101.

a) Description of the transaction and its material terms:

As approved by the shareholders of the Company at the annual general and special meeting of shareholders held on July 22, 2024, the Company issued 4 post-Consolidation Class A Multiple Voting Shares and closed the Offering on August 15, 2024. All securities issued pursuant to the Offering are subject to a statutory hold period of four months plus a day from issuance in accordance with applicable securities laws of Canada. The Company intends to use the proceeds of the Offering for general working capital purposes.

b) Purpose and business reasons for the transaction:

The purpose of the Offering was to ensure that voting control of the Company was retained by its Permitted Holders (as defined in the Company's articles of incorporation). When the Company initially went public in 2018, the voting rights attached to the Class A Multiple Voting Shares equaled 75.87% of the aggregate voting rights attached to the Class A Multiple Voting Shares and Class B Subordinate Voting Rights. As a result of issuances of Class B Subordinate Voting Shares over the intervening 6 years, that percentage declined to 20.42%. The Company determined that it would be in its best interests to proceed with the Offering, which, if fully subscribed, would result in the voting rights attached to the Class A Multiple Voting Shares increasing to 58.15%, which returns those voting rights to nearly the same percentage as when the Company initially went public.

c) Anticipated effect of the transaction on the Corporation's business and affairs:

See (b) above.

d) A description of:

(i) Interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

In connection with the Offering, the Insiders acquired an aggregate of 4 Class A Multiple Voting Shares at $18.00 per Class A Multiple Voting Share for aggregate proceeds of $72.00. Xorax acquired 2 Class A Multiple Voting Shares for $36.00 and Fortius acquired 2 Class A Multiple Voting Shares for $36.00.

(ii) the anticipated effect of the transaction on the percentage of securities of the Company, or of an affiliated entity of the Company, beneficially owned or controlled by each person or company referred to above in (i) for which there would be a material change in that percentage:

Following the Closing, the Insiders hold the following:

(i) Xorax holds 3 Class A Multiple Voting Shares and 6,786 Class B Subordinate Voting Shares, representing 50% of the Class A Multiple Voting Shares and 0.52% of the Class B Subordinate Voting Shares on an undiluted and partially diluted basis. Xorax has 28.26% of the voting rights attached to all of the Company's outstanding voting securities. Prior to the Offering, Xorax owned 1 Class A Multiple Voting Share and 6,786 Class B Subordinate Voting Shares, which represented 50% of the outstanding Class A Multiple Voting Shares, 0.52% of the outstanding Class B Subordinate Voting Shares, and 15.29% of the voting rights attached to all of the Company's outstanding voting securities.

(ii) Fortius owns 3 Class A Multiple Voting Shares and 1,632 Class B Subordinate Voting Shares, representing 50% of the outstanding Class A Multiple Voting Shares and 0.13% of the outstanding Class B Subordinate Voting Shares on an undiluted and partially diluted basis. Fortius has 28.09% of the voting rights attached to all of the Company's outstanding voting securities. Prior to the Offering, Fortius owned 1 Class A Multiple Voting Share and 1,632 Class B Subordinate Voting Shares, which represented 50% of the outstanding Class A Multiple Voting Shares, 0.13% of the outstanding Class B Subordinate Voting Shares, and 15.01% of the voting rights attached to all of the Company's outstanding voting securities.

e) Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the Company for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The board of directors of the Company determined that the Offering was in the best interests of the Company and executed a board resolution approving the same on August 6, 2024. In its decision-making process, the board of directors had informal discussions excluding Messrs. Saeed and Durkacz to discuss the Offering, it reviewed the Company's articles, and it reviewed the implications of issuing additional Class A Multiple Voting Shares. Zeeshan Saeed and Anthony Durkacz abstained from this vote with respect to their interest in the resolution, in accordance with section 132(5) of the Business Corporations Act (Ontario) (the "OBCA"). In accordance with the OBCA, all the directors were required to sign the authorizing resolution in order for the Offering to be valid as if passed at a meeting of the directors of the Company, however, the signatures of each of Zeeshan Saeed and Anthony Durkacz do not constitute a vote by the insider as a director to approve the Offering. The Offering was unanimously approved by the directors of the Company entitled to vote thereon.

f) A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

g) Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the Company that relates to the subject matter of or is otherwise relevant to the transaction:

(i) That has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) The existence of which is known, after reasonable enquiry, to the Company or to any director or officer of the Company:

Not applicable.

h) The general nature and material terms of any agreement entered into by the Company, or a related party of the Company, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into subscription agreements with each Insider.

i) Disclosure of the formal valuation and minority approval exemptions, if any, on which the Company is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the Offering as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61-101).

Early Warning Disclosure

In connection with the filing of the Early Warning Reports by Xorax, whose registered address is 3688 Stratton Woods Court, Mississauga, Ontario, L5L 4V2, and Fortius, whose registered address is 2045 Lakeshore Boulevard West, Suite 3006, Toronto, Ontario M6V 2Z6 in respect of the Offering of the Company, whose registered address is 55 University Ave., Suite 1003, Toronto, Ontario M5J 2H7, Canada, were filed on the Company's SEDAR+ page on August 22, 2024. Copies of the Early Warning Reports being filed by the Insiders may be obtained on the Company's SEDAR+ profile or by emailing rehansk@gmail.com or calling 416-786-6063 for Xorax's Early Warning Report, or by emailing anthony@firstrepubliccapital.com or calling 416-720-4360 Fortius' Early Warning.

The Insiders acquired the above-noted Class A Multiple Voting Shares for investment purposes. In the future, the Insiders will evaluate their respective investment in the Company from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease their respective shareholdings as circumstances require through market transactions, private agreements, or otherwise.

The Insiders currently have no plans or intentions which would result in a corporate transaction, a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, a change in the board of directors or management of the Company, including any plans or intentions to change the number or term of directors or to fill any existing vacancies on the board, a material change in the Company's business or corporate structure, a change in the Company's charter, bylaws or similar instruments or another action which might impede the acquisition of control of Company by any person or company, a class of securities of the Company being delisted from, or ceasing to be authorized to be quoted on, a marketplace, the Company ceasing to be a reporting issuer in any jurisdiction of Canada, a solicitation of proxies from securityholders, or an action similar to any of those enumerated.

5.2 - Disclosure for Restructuring Transactions

Not applicable

Reliance on Section 7.1(2) of National Instrument 51-102

Not applicable.

Omitted Information

Not applicable.

Executive Officer

For additional information with respect to this material change, please contact:

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.
Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Date of Report

August 23, 2024